State of Utah

DEPARTMENT OF COMMERCE

Division of Corporations & Commercial Code

Articles of Amendment to Articles of Incorporation (Profit)

Entity Number: 913097-0142

Non-Refundable Processing Fee: $37.00

Pursuant to UCA §16-10a part 10, the individual named below causes this Amendment to the Articles of Incorporation to be delivered to the Utah Division of Corporations for filing, and states as follows:

1.	The name of the corporation is: Healthtech Solutions, Inc.
2.	The date the following amendment was adopted: November 12, 2021.
3.	If changing the corporation name, the new name of the corporation is:
4.	The text of each amendment adopted (include attachment if additional space needed):

(See attachment)

5.	If providing for an exchange, reclassification or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:

6.	Indicate the manner in which the amendment(s) was adopted (mark only one):

□ Adopted by Incorporators or Board of Directors - Shareholder action not required.

☒ Adopted by Shareholders - Number of votes cast for amendment was sufficient for approval.

7.	Delayed effective date (if not to be effective upon filing) (MM-DD-YYYY not to exceed 90 days)

Under penalties of perjury, I declare that this Amendment of Articles of Incorporation has been examined by me and is, to the best of my knowledge and belief, true, correct and complete.

By: /s/ Robert Brantl

Title: Secretary

Date: November 12, 2021

Under GRAMA {63-2-201}, all registration information maintained by the Division is classified as public record. For confidentiality purposes, you may use the business entity physical address rather than the residential or private address of any individual affiliated with the entity.

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Entity Number: 913097-0142

Corporation: Healthtech Solutions, Inc.

ATTACHMENT TO ARTICLES OF AMENDMENT TO ARTICLES OF INCORPORATION (PROFIT)

Item 4 of the Articles of Incorporation to Articles of Incorporation (Profit) is amended as follows:

ARTICLE IV - AUTHORIZED SHARES

The aggregate number of shares the Corporation shall have authority to issue is Two Hundred Two Million (202,000,000) shares, consisting of Two Hundred Million (200,000,000) shares of Common Stock, par value of $0.001 per share, One Hundred Fifty Six Thousand, Eight Hundred Thirty-Seven (156,837) shares of Series A Preferred Stock, and One Million Eight Hundred Forty Three Thousand, One Hundred Sixty-Three (1,843,163) shares of Preferred Stock, par value $0.001 per share.

Series A Preferred Stock

The Series A Preferred Stock shall have the powers, preferences, rights, qualifications, limitations and restrictions set forth as follows:

1.             Liquidation. Upon the liquidation, dissolution and winding up of the Corporation, the holder of each share of the Series A Preferred Stock shall be entitled to receive out of the net assets of the Corporation, before any amount shall be paid to the holders of any other class of stock, the sum of One Cent ($0.01) per share, after which the Holders of Series A Preferred Stock shall share in the distribution with the holders of the Common Stock on a pari passu basis, except that in determining the appropriate distribution of available cash among the shareholders, each share of Series A Preferred Stock shall be deemed to have been converted into the number of shares of the Corporation’s Common Stock into which that Holder’s Series A Preferred Stock would be converted on the record date for the distribution.

2.       Voting. Each share of Series A Preferred Stock shall entitle the holder thereof to cast on all matters submitted to a vote of the stockholders of the Corporation that number of votes which equals the number of shares of Common Stock into which such holder's shares of Series A Preferred Stock are convertible on the record date for the stockholder action.

3.                Conversion.

A.	Conversion. Any shares of Series A Preferred Stock may, at any time after May 31, 2024, at the option of the holder, be converted into fully paid and nonassessable shares of Common Stock (a "Conversion"). The number of shares of Common Stock to which a holder of Series A Preferred Stock shall be entitled upon a Conversion shall be the product obtained by multiplying the number of shares of Series A Preferred Stock being converted by fifty (50) (the “Adjustment Number”).
B.	Dividend Payable in Shares of Stock. In the event the Corporation shall at any time declare or pay any dividend on Common Stock payable in shares of Common Stock, then the Adjustment Number in effect immediately prior to such event shall be adjusted by multiplying such Adjustment Number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.
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C.	Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, reorganization, or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the Conversion Rights of Series A Preferred Stock shall at the same time be modified such that upon Conversion of a share of Series A Preferred Stock the holder shall receive the product of the Adjustment Number times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged.
D.	Adjustment for Reclassification, Exchange and Substitution. At any time or times the Common Stock issuable upon the conversion of the Series A Preferred Stock is changed into the same or a different number of shares of any class or classes of the Corporation’s stock, whether by recapitalization, combination, consolidation, reverse stock split, reclassification or otherwise, in any such event the Adjustment Number shall be changed proportionately to the change in the number of shares of Common Stock resulting from the recapitalization, reclassification or other change.
E.	Conversion Notice. The Holder of a share of Series A Preferred Stock may exercise its right to conversion by giving a written conversion notice (the “Conversion Notice”) (x) by email to the Corporation confirmed by a telephone call or (y) by overnight delivery service, with a copy by email to the Corporation’s transfer agent for its Common Stock, as designated by the Corporation from time to time. If conversion will result in the conversion of all of a Holder’s Series A Preferred Stock, the Holder shall surrender the certificate for the Series A Preferred Stock to the Corporation at its principal office (or such other office or agency of the Corporation may designate by notice in writing to the Holder) at any time during its usual business hours.

F.

Issuance of Certificates; Time Conversion Effected. Promptly, but in no event more than three (3) trading days after the Conversion Date, the Corporation shall issue and deliver, or the Corporation shall cause to be issued and delivered, to the Holder, registered in such name or names as the Holder may direct, a certificate or certificates for the number of whole shares of Common Stock into which the Series A Preferred Stock has been converted. In the alternative, if the Corporation’s Transfer Agent is a participant in the electronic book transfer program, the Transfer Agent shall credit such aggregate number of shares of Common Stock to which the Holder shall be entitled to the Holder's or its designee's balance account with The Depository Trust Corporation. The "Conversion Date" shall be the date on which the Conversion Notice is received and the Holder has surrendered the Series A Preferred Stock certificate (if required). The person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares represented thereby on the Conversion Date. Issuance of shares of Common Stock issuable upon conversion that are requested to be registered in a name other than that of the registered Holder shall be subject to compliance with all applicable federal and state securities laws.

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G.	Fractional Shares. The Corporation shall not, nor shall it cause its transfer agent to, issue any fraction of a share of Common Stock upon any conversion. If the issuance would result in the issuance of a fraction of a share of Common Stock, the Corporation shall round, or cause the Transfer Agent to round, such fraction of a share of Common Stock up to the nearest whole share.

4.                Notices of Record Date. Upon (i) any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any sale of the Corporation, capital reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, or any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the Corporation shall mail to each holder of Series A Preferred Stock at least twenty (20) days prior to the record date specified therein a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such sale of the Corporation, reorganization, reclassification, recapitalization, dissolution, liquidation or winding up is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such sale of the Corporation, reorganization, reclassification, recapitalization, dissolution, liquidation or winding up.

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